Exhibit 99.3

CADBURY SCHWEPPES PLC

For immediate release	8 March 2005

Notification of Director's share interests
Name of Director: JOHN MICHAEL SUNDERLAND

The Company was notified on 7 March 2005 of the following transactions:

Mr Sunderland disposed of 114,647 ordinary shares of 12.5 pence each in the Company on 4 March 2005, at a price of 507.38p per share. The nature of the transaction was the disposal of shares awarded under the Company’s Bonus Share Retention Plan on release of the shares from trust to the Director.

Mr Sunderland disposed of 23,069 ordinary shares of 12.5 pence each in the Company on 4 March 2005, at a price of 507.38p per share. The nature of the transaction was the disposal of shares awarded under the Company’s Long Term Incentive Plan on release of the shares from trust to the Director.

Following the above transactions, Mr Sunderland has a beneficial interest in 1,166,340 ordinary shares of 12.5p each in the Company.

Name of contact for queries:

John Hudspith
Telephone: 020 7830 5179

Name and signature of authorised Company official responsible for making this notification:

\s\ J MILLS

J MILLS DIRECTOR OF GROUP SECRETARIAT